Exhibit 99.1

Intelligent Group Limited Has Regained Compliance with Nasdaq’s Minimum Bid Price Requirement

Hong Kong, March 6, 2026 — Intelligent Group Limited (NASDAQ: INTJ) (“we”, or “the Company”) announced that the Company has received a written notification from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated March 3, 2026, informing the Company that it has regained compliance with the Nasdaq Listing Rule 5550(a)(2) (“Minimum Bid Price Requirement”) and the matter is closed.

As previously announced, the Company received a notification letter from the Nasdaq dated September 23, 2025, indicating that based on the closing bid price of the Company for the period from August 11, 2025 to September 22, 2025, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of US$1.00 per share (the “Minimum Bid Price Deficiency”). Pursuant to the Nasdaq Listing Rules 5810(c)(3)(A), the Company was provided with 180 calendar days, or until March 23, 2026, to regain compliance.

To comply with the Minimum Bid Price Requirement, the closing bid price of the Company’s Class A ordinary shares must be US$1.00 per share or higher for a minimum of ten consecutive business days at any time prior to March 23, 2026. Therefore, in order to cure the Minimum Bid Price Deficiency, the Company has effectuated a reverse share split on February 17, 2026 (U.S. Eastern Time) at an exchange ratio of one (1) share for twenty (20) shares.

According to the Compliance Notice, the Company evidenced a closing bid price of its Class A ordinary shares at or greater than US$1.00 per share for ten consecutive business days from February 17 through March 2, 2026. Thus, the Company has regained compliance with the Minimum Bid Price Requirement, and the matter is closed.

ABOUT INTELLIGENT GROUP LIMITED

Intelligent Group Limited has been deeply rooted in Hong Kong for many years and successfully listed on the NASDAQ in March 2024. As a public relations group in Hong Kong to focus on producing financial content, Intelligent Group Limited is committed to providing high-value public relations services to the financial sector, helping listed companies enhance their brand influence through precise “data + content” driven communications. Through close collaboration with over 100 securities firms and more than 150 financial analysts, the company has focused on driving financial institutions, investors, and businesses with efficient content-driven public relations services. Intelligent Group operates in Hong Kong, Guangzhou, and Shenzhen, providing top-tier communications services to leading companies in the Hong Kong and U.S. stock markets.

For more information, please visit Intelligent Group’s website: intelligentjoygroup.com

For enquiry, please contact Intelligent Group Limited:

Annie Lin

Phone: (852) 57496688

Email: anne.lin@intelligentjoy.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that are based on the management’s current expectations, estimates, and assumptions about future economic conditions, industry performance, company operations, and financial results. These statements are not guarantees of future events or performance and involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements due to factors such as changes in economic conditions, market trends, industry developments, and operational factors. There can be no assurance that the expected events or outcomes will occur as anticipated.

In the event of any discrepancies with press releases from other sources, this version as published on the Company’s website shall prevail.